Exhibit 99.1

For Immediate Release

ALCON INDEPENDENT DIRECTOR COMMITTEE RESPONDS TO NOVARTIS

HUENENBERG, Switzerland – January 04, 2010 – The Alcon, Inc. (NYSE: ACL) Independent Director Committee, in response to comments made today by Novartis AG (NYSE: NVS), stated its belief that Alcon has established certain important protections for the benefit of Alcon’s minority shareholders against a coercive takeover bid and is disappointed that Novartis is attempting to circumvent those protections and corporate governance best practices.
Alcon, a majority-controlled entity since it became a public company in 2002, established certain protections in its governing documents for the benefit of its minority shareholders.  For example, Article V, Section 5 of Alcon’s Organizational Regulations requires approval by a committee of independent directors (as defined under the New York Stock Exchange rules) in connection with a number of transactions, including any proposed merger with a majority shareholder.  The full Organizational Regulations are available on Alcon’s website at www.alcon.com/en/investors-media/ (click through Corporate Governance).
Following Novartis’ initial purchase from Nestle of an approximately 25 percent stake in Alcon, the Alcon Board of Directors recognized the need for the establishment of a standing committee of independent directors whose stated purpose is to protect the minority shareholders in connection with a number of transactions, including related party transactions between Alcon and major shareholders of Alcon.  This action was approved by the full Alcon Board of Directors in December 2008.
Novartis appears to be attempting to circumvent the minority protection principles embodied in the actions noted above by claiming that the Alcon minority shareholders are neither accorded minority protections under the Swiss Takeover Code nor the rules under the NYSE.
Under any circumstance, Swiss corporate law requires any merger proposal to be approved by a majority of the Alcon Board of Directors with “interested” directors abstaining.  Assuming that the Novartis and Nestle board representatives along with the Alcon executive board representative abstain, approval by the independent directors comprising the Independent Director Committee would be required to approve a merger with Novartis.
On its investor conference call this morning, Novartis expressed its view that, if it were unable to obtain the required approval of the Alcon Board of Directors and the Independent Director Committee, Novartis would simply wait until it owned 77 percent of Alcon to then unilaterally impose the terms of the proposed merger on the minority shareholders.  Such a unilateral action would clearly be inconsistent with the minority protection principles upon which Alcon established itself and Alcon shareholders rely.
While Novartis has expressed its view that the merger proposal is fair, the Independent Director Committee and its advisors will inform the Alcon shareholders of its formal position once the Committee and its advisors complete their evaluation.

About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices,

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contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger.  Also, there can be no guarantee that the Committee will obtain any particular result.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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